Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Registration Statement Nos. 33-58048, 33-89778, and 333-69949 on Form S-8 and in Registration No. 333-86325 on Form S-3 of our reports dated March 1, 2007, relating to the consolidated financial statements and financial statement schedule of Global Industries, Ltd. and subsidiaries (which report expresses an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006) and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Global Industries, Ltd. for the year ended December 31, 2006.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
March 1, 2007